UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China 830017

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

The extraordinary general meeting of holders of Class A ordinary shares of Chanson International Holding, a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on December 26, 2024, followed by the 2024 annual general meeting of shareholders of the Company (together with the extraordinary general meeting of holders of Class A ordinary shares, the “Meetings”). In connection with the Meetings, the Company hereby furnishes the following documents:

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Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Extraordinary General Meeting of Holders of Class A Ordinary Shares of the Company, dated November 29, 2024, to be mailed to holders of Class A ordinary shares of the Company
99.2	Notice and Proxy Statement of the 2024 Annual General Meeting of Shareholders of the Company, dated November 29, 2024, to be mailed to all shareholders of the Company
99.3	Form of Proxy Card to be mailed to holders of Class A ordinary shares of the Company for use in connection with the Extraordinary General Meeting of Holders of Class A Ordinary Shares of the Company
99.4	Form of Proxy Card to be mailed to all shareholders of the Company for use in connection with the 2024 Annual General Meeting of Shareholders of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: November 29, 2024	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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